Exhibit 99.1

Mountain Province Diamonds Signs Non-Binding Memorandum of Understanding with De Beers Regarding Kennady Diamonds Resources

Shares Issued and Outstanding: 160,253,501
TSX and NASDAQ: MPVD

TORONTO and NEW YORK, March 16, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces it has signed a non-binding memorandum of understanding ("MoU") with its partner in the Gahcho Kué mine, De Beers Canada Inc. ("De Beers").

The MoU contemplates incorporating properties owned by Kennady Diamonds Inc. ("Kennady Diamonds") into the Gahcho Kué joint venture, in the event that Mountain Province's proposed acquisition of Kennady Diamonds is approved.  Mountain Province and De Beers will now work towards a definitive agreement based on the MoU.

Kim Truter, Chief Executive – Canada, De Beers Group, said, "We have been very pleased with the progress of our partnership with Mountain Province in the Gahcho Kué mine.  Their proposed acquisition of Kennady Diamonds opens up some potential new options for the operation's future, and while further work would be required on the resource and there would need to be agreement on commercial terms, the signing of this non-binding MoU makes sense for both parties as we consider how our partnership might develop."

David Whittle, Interim President and Chief Executive Officer of Mountain Province, said, "The start up of the Gahcho Kué mine under De Beers' operatorship has been a clear success, and the positive working relationship that exists between the joint venture partners is a key component of that success.  Mountain Province firmly believes that the proposed Kennady Diamonds transaction can add significant project value through the potential to access Kennady Diamond's kimberlite resources.  We look forward to working with De Beers in the effort to develop a plan to integrate the Kennady Diamonds resources into the Gahcho Kué project."

Kennady Diamonds owns 100% of the Kennady North diamond project located in Canada's Northwest Territories, immediately adjacent to the Gahcho Kué mine.  Kennady is focused on expanding its high-grade diamond resources along the Kelvin-Faraday kimberlite corridor, as well as identifying new kimberlites outside of the corridor.  Kennady reports that to date, an indicated resource of 13.62 million carats of diamonds contained in 8.50 million tonnes of kimberlite, with a grade of 1.60 carats per tonne and an average value of US$63 per carat, has been defined for the Kelvin kimberlite and an inferred resource of 5.02 million carats contained in 3.27 million tonnes of kimberlite, with a grade of 1.54 carats per tonne and an average value of US$98 per carat, has been defined for the Faraday kimberlites using a 1mm bottom cutoff size.  The Kelvin–Faraday corridor is also a target for further exploration.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.  For further information on the mineral properties of Kennady Diamonds as discussed above please see: (i) technical report titled "Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project, Northwest Territories, Canada" dated effective November 16, 2017; and (ii) technical report titled "Project Exploration Update and Maiden Resource Estimate, Kennady North Project, Northwest Territories, Canada" and dated effective January 24, 2017.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2018/16/c4676.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 04:00e 16-MAR-18